UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-22354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Martek Biosciences Corporation 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045

Martek Biosciences Corporation 401(k) Retirement Savings Plan

December 31, 2004 and 2003

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits	4
Statements of Changes in Net Assets Available for Plan Benefits	5
Plan Description and Summary of Significant Accounting Policies	6
Notes to Financial Statements	9

SUPPLEMENTAL INFORMATION	11

Schedule of Assets Held for Investment Purposes as of December 31, 2004	12

Report of Independent Registered Public Accounting Firm

The Board of Trustees
Martek Biosciences Corporation
     401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan (the Plan), as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended, which collectively comprise the Plan’s basic financial statements. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan as of December 31, 2003 were audited by other auditors whose report dated October 7, 2004, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CLIFTON GUNDERSON LLP

Baltimore, Maryland
June 3, 2005

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS

INVESTMENTS
Participant directed investments	$8,945,721	$6,557,650
Participant loans receivable	220,404	45,322

Total investments	9,166,125	6,602,972

RECEIVABLES
Employer	589,209	283,897
Participants	102,249	88,436

Total receivables	691,458	372,333

TOTAL ASSETS	9,857,583	6,975,305

LIABILITIES

REFUNDS OF EXCESS CONTRIBUTIONS	—	30,163

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$9,857,583	$6,945,142

These financial statements should be read only in connection with the accompanying summary of significant accounting
policies and notes to financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO

Contributions:
Participants	$1,642,969	$880,837
Employer	589,209	283,897
Rollovers	767,332	1,857,594

Total contributions	2,999,510	3,022,328

Net appreciation (realized and unrealized) in fair value of investments	341,113	1,255,828
Interest on participant loans	6,099	1,672

Total investment gain	347,212	1,257,500

Total additions	3,346,722	4,279,828

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

Benefit payments	375,042	168,387
Refunds of excess contributions	59,239	30,163

Total deductions	434,281	198,550

NET INCREASE	2,912,441	4,081,278

NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR	6,945,142	2,863,864

NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR	$9,857,583	$6,945,142

These financial statements should be read only in connection with the accompanying summary of significant accounting
policies and notes to financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2004 and 2003

The following description of the Martek Biosciences Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL

The Plan, which was adopted effective as of November 1, 1997 is a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all employees of the Company who are age 21 or older. To be eligible for the employer’s discretionary matching contributions participants must be employed at year-end. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. The Plan excludes from participation certain nonresident aliens with no income from sources within the United States of America, leased employees and self-employed individuals as defined in the Plan document.

Effective January 1, 2003, the Plan was amended and restated to comply with current laws, rules and regulations.

CONTRIBUTIONS

Prior to August 1, 2003, participants were able to contribute to the Plan up to 15% of their annual compensation as defined in the Plan. Since August 1, 2003, participants have been able to contribute to the Plan up to 100% of their annual compensation as defined in the Plan. The Company, the Plan’s sponsor, may provide a discretionary matching contribution and also a discretionary profit sharing contribution to the Plan. During 2004 and 2003, the Company provided a discretionary matching contribution of 50% of participant contributions up to 6% of the participant’s salary. Total employer contributions accrued for the years ended December 31, 2004 and 2003 were $589,209 and $283,897, respectively. The 2003 employer contribution was paid in 2004 and the 2004 employer contribution was paid in 2005.

Rollovers from other qualified plans are permitted. Catch-up contributions, as defined in the Plan, are permitted for eligible participants age 50 or older.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contribution, the Company’s contributions, and earnings from the participant’s investment accounts.

VESTING

Participants are fully vested in their voluntary contributions. Discretionary matching and profit sharing contributions vest on a 20% graduated scale over a five-year period.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2004 and 2003

INVESTMENT OPTIONS

Participants may direct the investment of their contributions into various investment options offered by the Plan.

LOANS

Participants may borrow up to 50% of their vested account balance. The total of all loans for each participant may not exceed $50,000. The loans are secured by the balances in the participants’ accounts and bear interest at a rate commensurate with market rates for similar loans, as defined in the Plan. Principal and interest payments are automatically deducted from participants’ semi-monthly payroll checks from the Company.

PAYMENT OF BENEFITS

On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or periodic installments as defined by the Plan. For termination of services for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants may elect to defer payment for vested amounts greater than $5,000.

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and present the net assets available for plan benefits and the net changes in those assets. Benefit payments are recorded when paid.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

The investments in all of the funds and the Company stock are presented at fair value, based on the quoted market prices of the underlying securities within each fund and the Company stock at year end. Purchases and sales of securities are recorded on a trade-date basis.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2004 and 2003

EXPENSES

Administrative expenses of the Plan are generally paid by the Company, the Plan sponsor. Investment expenses assessed by the custodian are paid by the Plan and included in net appreciation in fair value of investments.

RISKS AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions.

RELATED PARTY TRANSACTIONS

The Plan does not consider Company contributions to the Plan to be party-in-interest transactions. The Company provides certain accounting, administrative, and investment management services to the Plan for which no fees are charged.

This information is an integral part of the accompanying financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 – INVESTMENTS

The following presents the Plan’s investments as of December 31, that represents 5% or more of the Plan’s net assets available for plan benefits:

	2004	2003
Company Stock	$1,493,872	$1,435,397
Putnam Growth and Income Fund	1,352,389	1,105,674
Putnam Voyager Fund	1,191,959	969,926
Putnam New Opportunities Fund	948,681	644,112
Putnam International Equity Fund	865,752	570,519
Putnam Diversified Income Trust	803,163	469,899
Putnam Money Market Fund	607,558	400,295
Putnam Mid Cap Value	529,642	291,191
George Putnam Fund of Boston	526,598	333,998

Total	$8,319,614	$6,221,011

For the years ended December 31, 2004 and 2003, the net realized and unrealized appreciation in the fair value of investments totaled $341,113 and $1,255,828, respectively.

NOTE 2 – FEDERAL INCOME TAX STATUS

The Company adopted a Prototype Non-Standardized 401(k) and Profit Sharing Plan with a cash or deferral arrangement, which received a favorable opinion letter on August 9, 2002 from the Internal Revenue Service, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan’s Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

NOTE 3 –	RECONCILIATION OF DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

	2004	2003
Net assets available for plan benefits per the financial statements	$9,857,583	$6,945,142
Accrual for participants’ contributions receivable	(102,249)	(88,436)
Accrual for employer contributions receivable	(589,209)	(283,897)
Accrual for refunds of excess contributions	—	30,163

Net assets available for plan benefits per Form 5500	$9,166,125	$6,602,972

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 3 –	RECONCILIATION OF DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of total contributions per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

	2004	2003
Total contributions per the financial statements	$2,999,510	$3,022,328
Accrual for participants’ contributions receivable	(102,249)	(88,436)
Prior year accrual for participants’ contributions receivable	88,436	—
Accrual for employer contributions receivable	(589,209)	(283,897)
Prior year accrual for employer contributions receivable	283,897	—

Total contributions per Form 5500	$2,680,385	$2,649,995

The following is a reconciliation of total expenses per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

	2004	2003
Total deductions per the financial statements	$434,281	$198,550
Accrual for refunds of excess contributions	30,163	(30,163)

Total deductions per Form 5500	$464,444	$168,387

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
As of December 31, 2004

		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate of
	Identity of Issue, Borrower,	Interest, Collateral,	(d)	(e)
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Current Value
*	Company Stock	29,177.196 shares	**	$1,493,872
*	Putnam Growth and Income Fund	69,710.772 shares	**	1,352,389
*	Putnam Voyager Fund	71,761.509 shares	**	1,191,959
*	Putnam New Opportunities Fund	22,843.264 shares	**	948,681
*	Putnam International Equity Fund	36,560.458 shares	**	865,752
*	Putnam Diversified Income Trust	77,901.358 shares	**	803,163
*	Putnam Money Market Fund	607,557.548 shares	**	607,558
*	Putnam Mid Cap Value Fund	36,857.504 shares	**	529,642
*	George Putnam Fund of Boston	29,158.233 shares	**	526,598
*	Putnam Capital Opportunities	35,253.185 shares	**	423,742
*	Putnam Research Fund	14,632.304 shares	**	202,365

	Total equity			8,945,721

*	Participant loans, interest rate 4.0% to 9.5%, various maturities			220,404

	Total investments			$9,166,125

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

Exhibits

     The following exhibit is attached to this Annual Report on Form 11-K:

Exhibit
Number	Description of Exhibit
23.1	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTEK BIOSCIENCES CORPORATION 401(K) RETIREMENT SAVINGS PLAN
By:	/s/ Peter L. Buzy
Name: Peter L. Buzy Title: Trustee Date: June 28, 2005